Atlas Copco AB
(publ)
Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are invited to attend the Annual General Meeting (the Meeting) to be held on Tuesday April 27, 2004 at 5.00 p.m. (Swedish time) at Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Notification of attendance

Shareholders, intending to participate in the Meeting, must

- be recorded in the register of shareholders kept by VPC AB (the Swedish Securities Register Center) on Friday April 16, 2004, and
- notify the Company of their intent to participate in the Meeting no later than 4.00 p.m., Wednesday April 21, 2004 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, or on the company web site www.atlascopco-group.com or by telephone +46 (0)8 743 80 00 or by telefax +46 (0)8 644 90 45.

Shareholders whose shares are held in trust by a bank or other trustee must temporarily register their shares in their own names in the register of shareholders of VPC AB to be able to participate in the Meeting. Such temporary registration must be recorded by Friday April 16, 2004. Shareholders should notify their trustees well in advance of this date.

Shareholders may attend and vote at the Meeting in person or by proxy. Representatives of legal entities must be able to present a copy of the registration certificate or other similar authorization document to support the proxy.

Personal data obtained from notifications, proxies and the register of shareholders kept by VPC will be used for the necessary registration and preparation of the voting list for the Meeting.

Entrance cards will be sent to the Shareholders who have notified their intention to participate.

The President's speech as well as supporting presentation material will be available on the company web site www.atlascopco-group.com after the Meeting.

Agenda

1. Opening of the Meeting and election of Chairman to preside at the Meeting;
2. Preparation and approval of voting list;
3. Approval of agenda;
4. Election of one or two persons to assist the Chairman in approving the minutes;
5. Determination whether the Meeting has been properly convened or not;
6. Presentation of the Annual Report and the Auditors' Report, including information on the fees paid to the auditor, as well as the Consolidated Annual Report and the Consolidated Auditors' Report;
7. The President's speech;
8. Report on the performance and work of the Board of Directors and its Audit Committee and Compensation Committee;
9. Decisions

   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the

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Consolidated Profit and Loss Account and the Consolidated Balance Sheet,
b) regarding discharge from liability of the Board members and the President,
c) regarding allocation of the Company's profit according to the approved Balance Sheet,
d) regarding record day for receiving dividend;

10. Determination of the number of Board members and deputy members to be elected at the Meeting;
11. Election of Board members and, if applicable, of deputy members;
12. Determination of the remuneration to the Board of Directors and its committees;
13. Proposal from the Board of Directors for a decision by the Meeting on the application for 2004 of the 2000-2005 Stock Option Plan/Share Appreciation Rights Plan;
14. Proposal from
 a) Friends Provident International Ltd (Isle of Man) to change § 4 of the Articles of Association with the effect that the difference between Series A shares and Series B shares is abolished after which all shares shall have equal rights in the company,
 b) Hagströmer & Qviberg Fondkommission AB to change the Articles of Association with the effect that only one series of shares can be issued and that conversion of Series B shares to Series A shares takes place, and, alternatively, proposal to change the Articles of Association with the effect that Series B shares can be converted to Series A shares. In addition, Hagströmer & Qviberg proposes, as an alternative to the previous proposal, that the Board is given the authority to formulate a proposal with the effect that the problem relating to the difference in pricing between the two series of shares in the company can be resolved;
15. Proposal from Sveriges Aktiesparares Riksförbund (the Swedish Shareholders' Association) to appoint a Nomination Committee;
16. Closing of the Meeting.

The Board of Directors' proposals for decision and the main outlines of the proposal as per item 13

Item 9c): that a dividend of SEK 7:50 per share be paid to the Shareholders;

Item 9d): that the record day for the dividend be April 30, 2004. Should this date be approved by the Meeting, the dividend is expected to be distributed by VPC AB on May 5, 2004;

Item 13: In 2000 the Board of Directors decided to adopt the Atlas Copco 2000-2005 Stock Option Plan and the Atlas Copco 2000-2005 Share Appreciation Rights Plan. These plans contain terms for granting of stock options/share appreciation rights to employees during the period 2000-2005. The purpose of the plans is to stimulate key employees to continued loyalty and align their performance with shareholders' interests. The Board has for each of the years 2000-2003 decided on grant of stock options/share appreciation rights to key employees as part of their total remuneration package (stock options/share appreciation rights are not included in the calculation of pension rights).
The Board has decided to propose that the Meeting decides on the grants for 2004. The main terms of the Board's proposal are the following.
The Board of Directors should be given the authority to grant stock options/share appreciation rights to key employees in the Group without monetary compensation in accordance with the rules specified below. Primarily, stock options shall be granted. Only if legal or tax restraints exist in a certain country the granting of share appreciation rights may take place. Each stock option will entitle the holder to acquire one Series A share in Atlas Copco AB (the Company) at a pre-determined exercise price. Each share appreciation right will give the right to a cash amount equal to the difference between the price of the Series A share at exercise and a fixed initial price (grant value). The exercise price/grant value shall be equal to 110 % of the average price of the Series A share traded at the Stockholm Stock Exchange

during a period of 10 trading days immediately after the Meeting. The stock options/share appreciation rights will have a term of six years, become exercisable with one third per year from the year after the grant date, and are not transferable. If employment in the Group is terminated, unvested stock options/share appreciation rights normally expire immediately and vested stock options/share appreciation rights after three months. Stock options will give the right to acquire already issued shares. There will thus neither be any dilution of the number of issued shares nor of the voting rights of the issued shares of the Company.

The total number of stock options and share appreciation rights shall correspond to maximum 950,000 shares. The grants will be given to maximum 300 key employees in the Atlas Copco Group in accordance with the following principles: category 1, CEO, 22,112 stock options; category 2, Business Area Executives (4 employees), 11,056 stock options/share appreciation rights per person; category 3, other Group Executives and Division Presidents (21 persons), 5,528 stock options/share appreciation rights per person; category 4, key employees (274 persons), 2,764 stock options/share appreciation rights per person.

The Board of Directors shall be authorized to decide which employees should be included in these categories, based on position, performance and contributions made.

The granting to persons from outside of Sweden will be based on the prerequisites that such grants are legally permitted and that the Board judges that it can be done with reasonable administrative and/or financial efforts.

Board members, except for CEO, are not allowed to participate in the stock option/share appreciation rights plans. This proposal has been prepared by the Remuneration Committee of the Company. CEO has not taken part in the Board decision to propose that the Meeting takes the decision regarding the granting of stock options/share appreciation rights for 2004.

In order to secure that the Company can fulfill its commitment regarding the delivery of shares for the stock options and pay for cash settlement of the share appreciation rights in accordance with the proposed program, and also to secure possible future cash flow impacts due to social fee payments that may be caused by the stock options/share appreciation rights, the Board proposes that the Meeting shall decide as follows:

The Board shall be authorized to enter into agreement(s) with external financial institution(s) to the effect that the Company will minimize the economic risk caused by a change in the share price during the term of the stock options/share appreciation rights and that the availability of shares corresponding to the stock option contracts entered into is secured. The agreement(s) with the financial institution(s) will require the Company to pay the financing costs.

For information, the above mentioned decisions proposed to be taken by the Meeting is not covered by the Law Concerning Certain Directed Share Issues in Publicly Traded Companies, (1987:1245). Consequently, the decisions by the Meeting only require a simple majority.

The complete Board proposal is available at the premises of the Company, Sickla Industriväg 3, Nacka, Sweden, and on the company web site www.atlascopco-group.com. The complete proposal can also be mailed to shareholders on request.

Other proposals

Under the supervision of the Chairman of the Board, Sune Carlsson, the Nomination Representatives of Atlas Copco, representing more than 25% of the total number of votes and consisting of Marcus Wallenberg, Investor, Björn C. Andersson, SHB/SPP, Harry Klagsbrun, SEB, and Björn Franzon, Fjärde AP-Fonden, propose the following regarding items 10-12:

Item 10: that nine (9) ordinary Board members and no deputies are elected;

Item 11: that the following ordinary Board members are re-elected: Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Staffan Boman, Kurt Hellström, Thomas Leysen, Ulla Litzén and Anders Ullberg,
that Grace Reksten Skaugen is elected new member of the Board.
Charles E. Long has declined re-election;

Item 12: that a Board remuneration of SEK 3,000,000 is decided upon as well as a remuneration for Board committee work of SEK 500,000; both sums to be distributed in accordance with the Board's discretion to the Board members elected by the Meeting and not employed by the Company;

Item 14: Friends Provident International Ltd proposes that the Articles of Association, § 4, is worded as follows:
"The share capital shall amount to not less than SEK 300,000,000 and not more than SEK 1,200,000,000."
The change is proposed to be implemented without granting any compensation to the holders of Series A shares.
Hagströmer & Qviberg Fondkommission AB proposes (1) that the Articles of Association is changed to the effect that there will only be one series of shares in the Company. The change is proposed to affect § 4 of the Articles of Association in the manner that the text following the first sentence is deleted. All issued and outstanding Series B shares are proposed to be converted into Series A shares. After the registration of the conversion all shares will be entitled to one vote per share. In case the Meeting does not decide in accordance with this proposal, it is proposed by Hagströmer & Qviberg as a second alternative (2) that the Meeting decides that the Articles of Association is changed in the manner that Series B shares can be converted into Series A shares. It is proposed that a new paragraph with the following wording is included in the Articles of Association:
"Series B shares shall upon the request from their holders be converted into Series A shares. Such a request shall be made in writing to the Board of Directors of the Company. In the request, the number of shares to be converted shall be stated. An identification of the shares to be converted shall be made if the conversion does not include all Series B shares held. The conversion shall be filed for registration with Patent- och Registreringsverket without delay and is effective when the registration has been made."
In case the Meeting does not decide in accordance with this proposal, Hagströmer & Qviberg proposes (3) that the Meeting authorizes the Board to formulate a proposal aiming at dealing with the issue of the difference in pricing between the Series A and Series B shares of the Company;

Item 15: Sveriges Aktiesparares Riksförbund proposes the appointment of a Nomination Committee by the Meeting that should consist of three to five, from the company independent, members who should represent the owners at the Meeting. It is further proposed that one member representing the small shareholders be part of the Committee.

A number of the major shareholders, together representing more than 25% of the total number of votes, have announced that they intend to vote to reject this proposal. They will instead propose that the Meeting decides that the nomination process continues to be arranged in such a way that four of the major shareholders elect one representative each during the fourth quarter of each year, and that they, under the supervision of the Chairman, will formulate a proposal for the Board that will be submitted to the Meeting for decision. The proposal includes that the names of the four representatives be announced as soon as they have been appointed.

Auditors
At the 2002 Annual General Meeting the audit firm KPMG Bohlins AB was elected auditor, with the Authorized Public Accountant Stefan Holmström as the main responsible for the audit, for the period until the Annual General Meeting in 2006. The auditor's fee be paid on open account.

The Meeting will be concluded by the presentation of The John Munck Award for decisive contributions in the area of product development and The Peter Wallenberg Marketing and Sales Award for the development of eminent marketing and sales methods.

Stockholm, Sweden, March 2004
The Board of Directors

Atlas Copco

press information

Group Communications

CONTACT: Hans Sandberg, SVP General Counsel, Atlas Copco AB,
+46 8 743 9041

Mattias Olsson, Investor Relations Manager, Atlas Copco AB,
+46 8 743 8291

Major holders of Series A shares do not support a proposal regarding change to one series of shares only alternatively right to convert Series B shares to Series A shares.

Stockholm, Sweden, March 26, 2004—As stated in the notice of the Annual General Meeting (AGM) of Atlas Copco AB published today, the Board has received proposals that the AGM shall decide to change the Articles of Association to the effect that only one series of shares can be issued and that Series B shares are converted into Series A shares alternatively that the Articles of Association are changed to the effect that Series B shares can be converted into Series A shares upon request of their owners.

Shareholders in Atlas Copco representing more than 20% of the votes and 15% of the capital have informed the company that they will not support these proposals. According to Atlas Copco´s understanding the proposals require, in addition to the usual majority of two thirds for a change of the Articles of Association, also that owners of half of all issued Series A shares and nine tenth of the Series A shares represented at the AGM support the changes in the Articles of Association. The shareholders referred to above represent more than 22% of the total number of issued Series A shares why the required majority for changing the Articles of Association in the manner proposed is not expected to be reached.